Exhibit 99.1

News Release
NYSE, TSX: NTR

July 29, 2019 – all amounts are in US dollars

Nutrien Demonstrates Resilient Performance

Despite the Worst US Planting Season in History

Nutrien Ltd. (Nutrien) announced today its 2019 second-quarter results, with net earnings from continuing operations of $858 million ($1.47 diluted earnings per share). Second-quarter adjusted net earnings was $1.58 per share and adjusted EBITDA was $1.9 billion. Adjusted net earnings (total and per share amounts), adjusted EBITDA and related annual guidance and free cash flow are non-IFRS financial measures. See “Non-IFRS Financial Measures” section for further information.

“Nutrien delivered earnings growth in the first half of 2019 despite unprecedented wet conditions in the US, demonstrating the strength of our business model and asset mix. Nutrien remains focused on factors under its control and creating long-term value for stakeholders. We expect to achieve over $650 million in annual run rate synergies by the end of 2019, have made strategic investments to grow our Retail business and returned $5.2 billion to shareholders through share repurchases and dividends over the past 18 months,” commented Chuck Magro, Nutrien’s President and CEO.

“US weather in the first half was so severe it nearly eliminated global demand growth for crop inputs. However, demand for grains and oilseeds is still growing, and with lower crop inventories and higher prices, we expect a strong rebound in 2020,” added Mr. Magro.

Highlights:

•	Potash EBITDA was up 42 percent in the first half of 2019, compared to the same period last year, as a result of higher realized selling prices and strong sales volumes.

•	Retail EBITDA in the first half of 2019 was 8 percent lower compared to the same period in 2018 as adverse weather and flooding in the US led to delayed planting and record high unplanted acres.

•	Nitrogen EBITDA in the first half of 2019 was 17 percent higher than the same period in 2018 as higher realized selling prices more than offset lower sales volumes.

•	Nutrien generated $1.7 billion in free cash flow in the first half of 2019, up 47 percent from the same period in 2018.

•	Nutrien announced a 5 percent increase in the expected quarterly dividend payout to $0.45 per share commencing with the quarterly dividend having a record date at the end of the third quarter of 2019.

•

Nutrien executed on its most recent Normal Course Issuer Bid program, purchasing the maximum authorized shares in less than four months. In the first half of 2019, Nutrien repurchased over 36 million shares representing nearly 6 percent of shares outstanding. Over the past 18 months Nutrien has allocated $3.7 billion to repurchase over 11 percent of shares outstanding.

•	Nutrien full-year 2019 adjusted net earnings per share and adjusted EBITDA guidance is lowered to $2.70 to $3.00 per share and $4.35 billion to $4.70 billion, respectively.

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) is the responsibility of management and is dated as of July 29, 2019. The Board of Directors (Board) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2019 (interim financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section and the “Forward-Looking Statements” section respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see pages 87, 157 and 158 of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

Record precipitation in the first six months of 2019 led to delayed planting and is expected to have caused record US prevented planting of more than 10 million acres. We estimate US corn planted acreage at 85-87 million acres and soybean planted acreage of around 80 million acres in 2019.

•

We expect growers that were able to plant crops will look to maximize yields, which will support crop input demand in the second half of 2019. Assuming favorable weather conditions, we expect strong fall fertilizer applications as growers begin to plan for 2020 with the prospects of low US crop inventories and higher crop prices.

•

We anticipate South American growers will respond to the US production problems by increasing soybean and corn acreage, which we expect will continue to support crop input demand in the second half of 2019 and early 2020.

Crop Nutrient Markets

•

Global potash prices in the first half of 2019 were largely stable across key spot markets as import demand was strong particularly from China and Brazil. At the same time, supply was tight due to further production delays from greenfield projects.

However, due to weather and policy-related issues impacting the second half of 2019, we are lowering our projection of global potash deliveries to 65-67 million tonnes and our 2019 potash sales volume guidance to 12.6 to 13.0 million tonnes (previously 13.0 to 13.4 million tonnes). North American spring potash demand was impacted by weather related delays and lower crop planting, which only a proportion is expected to be made-up in the fall. Chinese demand could be deferred by import policies, while potash demand in India is being negatively affected by a below normal monsoon.

•

Global ammonia prices were pressured in the first half of 2019, while urea prices have been supported by strong demand in key regions such as India and the US. We expect strong in-season application of nitrogen to continue in the US and that growers will be incentivized to maximize fall fertilizer applications with the expectation of strong crop prices and elevated corn planting in 2020.

•

Dry phosphate prices continue to be pressured by the combination of increased supply from Saudi Arabia and Morocco, strong exports from China and weakness in raw material prices. Liquid fertilizer and industrial phosphates prices continue to be more stable.

Financial Outlook and Guidance

Based on our first-half results and market factors detailed above, we have lowered 2019 adjusted net earnings guidance to $2.70 to $3.00 per share (previously $2.80 to $3.20 per share) and adjusted EBITDA guidance to $4.35 to $4.70 billion (previously $4.4 to $4.9 billion). We have lowered our Retail EBITDA guidance range to $1.2 to $1.3 billion (previously $1.3 to $1.4 billion).

The related sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above are outlined in the table below.

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.70	$3.00

Adjusted EBITDA (billions) [2]	$4.35	$4.70

Retail EBITDA (billions)	$1.20	$1.30

Potash EBITDA (billions)	$1.80	$2.00

Nitrogen EBITDA (billions)	$1.30	$1.50

Phosphate EBITDA (billions)	$0.20	$0.30

Potash sales tonnes (millions) [3]	12.6	13.0

Nitrogen sales tonnes (millions) [3]	10.6	11.0

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$50	$75

Effective tax rate on continuing operations	23%	25%

Sustaining capital expenditures (billions)	$1.00	$1.10

1	See the “Forward-Looking Statements” section of this MD&A.
2	See the “Non-IFRS Financial Measures” section of this MD&A.
3	Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three months ended June 30			Six months ended June 30

(millions of US dollars)	2019	2018	% Change	2019	2018	% Change

Sales [1]	$8,657	$8,105	7	$12,348	$11,771	5

Freight, transportation and distribution	(250)	(214)	17	(421)	(422)	–

Cost of goods sold [1]	(6,095)	(5,760)	6	(8,640)	(8,371)	3

Gross margin	2,312	2,131	8	3,287	2,978	10

Expenses	(1,017)	(980)	4	(1,816)	(1,751)	4

Net earnings from continuing operations	858	741	16	899	740	21

Net earnings from discontinued operations	–	675	(100)	–	675	(100)

Net earnings	858	1,416	(39)	899	1,415	(36)

EBITDA [2]	1,781	1,507	18	2,377	1,994	19

Adjusted EBITDA [2]	1,865	1,604	16	2,562	2,173	18

Free Cash Flow [2]	1,308	933	40	1,690	1,150	47

1	Certain immaterial figures have been reclassified or grouped together for the three and six months ended June 30, 2018.
2	See the “Non-IFRS Financial Measures” section of this MD&A.

Our second-quarter and first-half 2019 net earnings from continuing operations were supported by higher global nutrient prices, solid operational results and the continued benefit of synergy realization. This more than offset the impact that a delayed spring season and lower US planted acreage had on crop input sales volumes and margins. Net earnings were down from the same periods in 2018 as we recognized net earnings from discontinued operations related to the required divestiture of certain equity investments in connection with the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (Merger) in the 2018 periods.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report on pages 32-35 (Retail), 39-41 (Potash), 45-47 (Nitrogen) and 51-53 (Phosphate).

Our discussion of segment results set out on the following pages is a comparison of our second quarter and first half 2019 results to our second quarter and first half 2018 results, unless otherwise noted. See Appendix A for a summary of our first half results by operating segment.

Retail

	Three months ended June 30

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$2,626	$2,326	13	$540	$474	14	21	20

Crop protection products	2,286	2,358	(3)	472	521	(9)	21	22

Seed	1,197	1,183	1	209	219	(5)	17	19

Merchandise [2]	144	161	(11)	24	26	(8)	17	16

Services and other	259	274	(5)	195	192	2	75	70

	6,512	6,302	3	$1,440	$1,432	1	22	23

Cost of goods sold [2]	(5,072)	(4,870)	4
Gross margin	1,440	1,432	1
Expenses [3]	(749)	(668)	12
Earnings before finance costs and taxes (EBIT)	691	764	(10)
Depreciation and amortization	145	122	19
EBITDA	$836	$886	(6)

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Certain immaterial figures have been reclassified or grouped together for the three months ended June 30, 2018.
3	Includes selling expenses of $683 million (2018 – $657 million).

•

Retail EBITDA was lower in the second quarter and first half of 2019 due primarily to unprecedented wet weather and flooding in the US, resulting in an expected record level of prevented planting acres. This impacted both demand and sales mix for seed and the volumes and timing of crop protection sales and applications. Strong crop nutrient sales volumes and margins helped offset some of this weather-related impact. Overall gross margin in the quarter and the first half of 2019 was comparable to the same periods last year as the benefit of recent acquisitions was offset by lower US planted acreage.

•

Crop nutrients sales were higher in the second quarter and first half of 2019 due primarily to higher realized prices. Sales volumes increased in the second quarter, partially making up for delayed applications in the first quarter. Crop nutrient sales volumes in the first six months of 2019 were comparable to the same period in 2018, despite lower US planted acreage. Gross margin increased in the second quarter due to higher sales volumes and higher prices, while first half 2019 gross margin increased due mostly to higher selling prices.

•

Crop protection products sales in the quarter were lower as wet conditions in the US delayed and reduced applications of herbicides. First-half crop protection products sales were down as a result of adverse weather and lower planted acreage in the US. Gross margin percentage decreased due to a combination of higher competition in an abbreviated pre-emergence season and higher costs of raw materials sourced from China.

•

Seed sales increased compared to the second quarter and first half of 2018 due to a greater proportion of sales from higher value corn and cotton seed, which more than offset the impact of lower planted acreage in the US. Gross margin percentage was lower in the quarter due to replanting discounts and a lower proportion of proprietary canola seed sold in Canada, but steady in the first-half compared to the same period in 2018.

•

Services and other sales were down as lower Australian livestock export shipments and wool commissions more than offset higher North American services. Gross margin percentage was higher due to a greater proportion of higher margin North American sales.

Potash

	Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$257	$222	16	975	1,030	(5)	$264	$216	22

Offshore	591	416	42	2,480	2,149	15	238	194	23

	848	638	33	3,455	3,179	9	246	201	22

Cost of goods sold	(317)	(274)	16				(92)	(86)	7

Gross margin - manufactured	531	364	46				154	115	34

Gross margin - other [2]	–	–	–	Depreciation and amortization			33	29	14

Gross margin - total	531	364	46	Gross margin excluding depreciation

Expenses [3]	(92)	(71)	30	and amortization - manufactured [4]			187	144	30

EBIT	439	293	50	Potash cash cost of

Depreciation and amortization	114	93	23	product manufactured [4]			59	58	2

EBITDA	$553	$386	43

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Includes other potash and purchased products and is comprised of net sales of $Nil (2018 – $Nil) less cost of goods sold of $Nil (2018 – $Nil).
3	Includes provincial mining and other taxes of $91 million (2018 – $62 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

•

EBITDA increased significantly in the second quarter and first half of 2019 due to higher global potash prices and strong sales volumes despite Saskatchewan government regulatory changes that raised taxes and higher royalties that resulted from higher potash prices.

•

Sales volumes increased in the periods as strong demand in offshore markets more than offset lower sales volumes to the US as a result of the wet spring. Total sales volumes were the highest of any second quarter and first half on record.

•	Net realized selling price increased due to strong global demand and tight supply. Offshore and domestic net realized selling prices were both higher compared to the same periods in 2018.

•

Cost of goods sold per tonne increased due to higher royalties associated with higher net realized selling prices and higher depreciation and amortization related to production mix. Potash cash cost of product manufactured was relatively flat in the second quarter and first half of 2019.

Canpotex	Sales by Market

	Three months ended June 30			Six months ended June 30

(percentage of sales volumes)	2019	2018	% Change	2019	2018	% Change

Other Asian markets [1]	27	29	(7)	30	29	3

China	25	21	19	27	25	8

Latin America	29	33	(12)	24	28	(14)

India	9	9	–	10	8	25

Other markets	10	8	25	9	10	(10)

	100	100		100	100

1 All Asian markets except China and India.

Nitrogen

				Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Ammonia	$296	$270	10	1,041	1,028	1	$285	$263	8

Urea	305	254	20	969	901	8	314	281	12

Solutions, nitrates and sulfates	201	212	(5)	1,137	1,220	(7)	177	175	1

	802	736	9	3,147	3,149	–	255	234	9

Cost of goods sold	(531)	(481)	10				(169)	(153)	10

Gross margin - manufactured	271	255	6				86	81	6

Gross margin - other [3]	23	24	(4)	Depreciation and amortization			49	27	81
Gross margin - total	294	279	5	Gross margin excluding depreciation

Income (Expenses)	11	(11)	n/m	and amortization - manufactured [4]			135	108	25

EBIT	305	268	14	Ammonia controllable cash cost of

Depreciation and amortization	154	85	81	product manufactured [4]			45	43	5

EBITDA	$459	$353	30

1	Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $164 million (2018 – $150 million) less cost of goods sold of $141 million (2018 – $126 million).

4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

•

EBITDA increased in the second quarter and first half of 2019 as higher net realized selling prices and higher earnings from equity-accounted investees more than offset slightly lower sales volumes resulting from wet weather conditions in the US.

•

Sales volumes in the second quarter were comparable to the same period in 2018 as higher ammonia and urea sales volumes mostly offset lower sales of UAN and nitric acid. Sales volumes in the first half of 2019 were lower compared to the same period last year as adverse weather condensed the application window for direct application ammonia and postponed application of other nitrogen products.

•

Net realized selling price of nitrogen increased in the second quarter and first half as strength in US urea benchmark and other associated prices more than offset the impact of lower Tampa ammonia benchmark prices. Our distribution network and product positioning allowed us to benefit from higher inland premiums in some regions as a result of elevated water levels on the river system.

•

Cost of goods sold per tonne of nitrogen increased as a result of higher depreciation and amortization, which more than offset lower overall gas costs. Ammonia controllable cash cost of product manufactured per tonne increased slightly due to timing of turnaround activity and fixed cost spend.

Natural Gas Prices

	Three months ended June 30			Six months ended June 30

(Dollars per MMBtu)	2019	2018	% Change	2019	2018	% Change

Overall gas cost excluding realized derivative impact	$2.34	$2.20	6	$2.68	$2.47	9

Realized derivative impact	0.17	0.38	(55)	0.10	0.33	(70)
Overall gas cost	$2.51	$2.58	(3)	$2.78	$2.80	(1)

Average NYMEX	$2.64	$2.80	(6)	$2.89	$2.90	–

Average AECO	0.88	0.80	10	1.18	1.14	4

•	Gas costs were lower compared to the second quarter and first half of 2018 as lower US gas prices and lower realized derivative losses more than offset higher gas costs in Trinidad and Canada.

Phosphate

	Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	$263	$233	13	681	569	20	$385	$410	(6)

Industrial and feed	104	98	6	182	191	(5)	569	513	11

	367	331	11	863	760	14	424	436	(3)

Cost of goods sold	(375)	(306)	23				(434)	(403)	8

Gross margin - manufactured	(8)	25	n/m				(10)	33	n/m

Gross margin - other [3]	(2)	(1)	100	Depreciation and amortization			72	55	31

Gross margin - total	(10)	24	n/m	Gross margin excluding depreciation

Expenses	(14)	(3)	367	and amortization - manufactured [4]			62	88	(30)

EBIT	(24)	21	n/m

Depreciation and amortization	62	42	48

EBITDA	$38	$63	(40)

1	Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3	Includes other phosphate and purchased products and is comprised of net sales of $51 million (2018 – $33 million) less cost of goods sold of $53 million (2018 – $34 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

•

EBITDA decreased in the second quarter due mainly to lower net realized selling prices and higher non-cash inventory adjustments. EBITDA decreased in the first half of 2019 compared to the same period last year as higher non-cash inventory adjustments more than offset higher net realized selling prices.

•

Sales volumes increased in the quarter as application of many phosphate fertilizers in the US was delayed into the second quarter of 2019 due to adverse weather in the first quarter of 2019. First-half sales volumes were comparable to the same period in 2018.

•

Net realized selling price decreased for fertilizer products in the second quarter and first half, consistent with declines in most global benchmark prices. Industrial and feed net realized selling prices increased due to stronger pricing for certain specialty industrial grade products.

•	Cost of goods sold per tonne increased mostly due to non-cash inventory adjustments, which more than offset lower raw material costs.

Expenses & Income Below Gross Margin

	Three months ended June 30			Six months ended June 30

Dollars (millions), except percentage amounts	2019	2018	% Change	2019	2018	% Change

Selling expenses [1]	$ (690)	$ (666)	4	$(1,228)	$(1,198)	3

General and administrative expenses [2]	(95)	(97)	(2)	(190)	(200)	(5)

Provincial mining and other taxes [3]	(96)	(65)	48	(161)	(113)	42

Share-based compensation [4]	(59)	(82)	(28)	(116)	(98)	18

Other expenses	(77)	(70)	10	(121)	(142)	(15)

Finance costs	(143)	(133)	8	(266)	(252)	6

Income tax expense	(294)	(277)	6	(306)	(235)	30

Other comprehensive (loss) income	(14)	(105)	(87)	18	(175)	n/m

1	Expenses are primarily in the Retail segment. See the “Segment Results” section of this MD&A for analysis.
2

Includes expenses in the Corporate and Others segment of $62 million for the three months ended June 30, 2019 (2018 - $65 million) and $126 million for the six months ended June 30, 2019 (2018 - $133 million).

3	Expenses are primarily in the Potash segment. See the “Segment Results” section of this MD&A for analysis.
4	Expenses are reported in the Corporate and Others segment.
n/m	= not meaningful

•

Share-based compensation was lower in the second quarter of 2019 as the increase in Nutrien’s share price was less than the increase in the comparative period. For the first half of 2019, the expense was higher as the share price increased considerably compared to the same period last year.

•

Other expenses were consistent with the comparative quarter but decreased compared to the first half of 2018 primarily due to lower costs associated with the Merger and higher earnings from our equity-accounted investees more than offsetting a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in the first quarter of 2019.

•	Income tax expense increased primarily due to higher earnings before income taxes for the second quarter and first half of 2019.

•

Other comprehensive loss was lower than the comparative quarter primarily due to a gain on translation of our Retail operations in Canada in 2019 compared to a loss on translation of our Retail operations in Canada, Argentina and Australia in 2018 from their respective currency changes relative to the US dollar. Other comprehensive income (loss) was income in the first half of 2019 compared to a loss in the first half of 2018 due primarily to the impacts of translation of our Retail operations in Canada, Argentina and Australia in 2018 noted above as well as due to a smaller unrealized loss in our investment in Sinofert Holdings Limited (Sinofert) in 2019. The 2018 losses were partially offset by an actuarial gain on our defined benefit plans.

Financial Condition Review

The following balance sheet categories contained variances from June 30, 2019 compared to December 31, 2018 that were considered significant:

	As at

Assets	June 30, 2019	December 31, 2018	$ Variance	% Change

Cash and cash equivalents	$616	$2,314	(1,698)	(73)

Receivables	5,200	3,342	1,858	56

Inventories	4,346	4,917	(571)	(12)

Prepaid expenses and other current assets	383	1,089	(706)	(65)

Property, plant and equipment	19,840	18,796	1,044	6

Goodwill	11,716	11,431	285	2

Liabilities and Equity

Short-term debt	$1,609	$629	980	156

Current portion of long-term debt	711	1,003	(292)	(29)

Payables and accrued charges	5,483	6,703	(1,220)	(18)

Long-term debt	9,328	7,591	1,737	23

Share capital	15,768	16,740	(972)	(6)

Retained earnings	7,511	7,745	(234)	(3)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section of this MD&A.

•	Receivables increased due to seasonal Retail sales resulting in higher trade and vendor rebate receivables.

•	Inventories decreased due to seasonal Retail sales.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) during the spring application season.

•

Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard discussed in the “Other Financial Information” section of this MD&A.

•	Goodwill increased as a result of provisional allocations from Retail business acquisitions that were closed in the first half of 2019.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•	Payables and accrued charges primarily decreased due to lower customer prepayments as Retail customers took delivery of prepaid sales.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in senior notes issued in April 2019 and approximately $1 billion in lease liabilities from the adoption of the lease standard discussed in the “Other Financial Information” section of this MD&A, exceeding the repayment of $1 billion in notes that matured in the first half of 2019.

•	Share capital decreased due primarily to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases and dividends declared exceeding net earnings.

Liquidity & Capital Resources

Sources & Uses of Liquidity

See page 66 of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the second quarter and/or first half of 2019 included:

•

Acquisition of 46 Retail locations in North America, Australia and South America, which included Actagro, LLC, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. We also announced the pending acquisition of Ruralco Holdings Limited in Australia. We expect this acquisition to close in the second half of 2019. See Note 10 to the interim financial statements.

•

Repurchase of 36,066,766 common shares for cancellation at a cost of approximately $1,878 million with an average price per share of $52.07. This completed the purchases under the current NCIB. See Note 9 to the interim financial statements.

•	Maturity and repayment of $500 million of long-term debt in the first quarter and $500 million of long-term debt in the second quarter of 2019. See Note 8 to the interim financial statements.
•	Payment of $520 million in dividends to shareholders.

In the second quarter of 2019, we announced an increase of our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends having a record date at the end of the third quarter of 2019 and until otherwise determined by the Board.

Key sources in the second quarter and/or first half of 2019 included:

•	On April 1, 2019, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.
•	Commercial paper outstanding increased from $391 million at December 31, 2018 to $1,367 million at June 30, 2019.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

	Three months ended June 30			Six months ended June 30

Dollars (millions), except percentage amounts	2019	2018	% Change	2019	2018	% Change

Cash provided by operating activities	$1,172	$601	95	$657	$261	152

Cash (used in) provided by investing activities	(420)	586	n/m	(1,229)	1,382	n/m

Cash (used in) provided by financing activities	(500)	321	n/m	(1,109)	206	n/m

Effect of exchange rate changes on cash and cash equivalents	(9)	(12)	(25)	(17)	(9)	89
Increase (decrease) in cash and cash equivalents	$243	$1,496	(84)	$(1,698)	$1,840	n/m

n/m = not meaningful

Cash and cash equivalents increased by $243 million this quarter compared to an increase of $1,496 million in the comparative quarter, due to:

•	Decrease of $1,022 million in cash receipts relating to discontinued operations and the Merger compared to 2018.
•	Repayment of $500 million in long-term debt in the second quarter of 2019.
•	Cash payments to shareholders in the form of share repurchases were $1,132 million, an increase of $329 million compared to 2018.
•	These decreases are partially offset by the cash proceeds from the issuance of long-term debt of $1.5 billion this quarter with no issuance in 2018.

In addition, the following business activities had cash impacts:

•	Net cash repayments of commercial paper and short-term debt were $45 million compared to net cash borrowings of $1,399 million, a decrease of $1,444 million from 2018.
•	Cash provided by operations was $1,172 million, an increase of $571 million over 2018. This was primarily due to higher net potash and urea selling prices compared to 2018.

Cash and cash equivalents decreased by $1,698 million in the first half of 2019 compared to an increase of $1,840 million in the first half of 2018, due to:

•	Decrease of $2,230 million in cash receipts relating to discontinued operations and the Merger compared to 2018.
•	Repayment of $1 billion in long-term debt in the first half of 2019.
•	Cash payments to shareholders in the form of share repurchases were $1,930 million, an increase of $726 million compared to 2018.
•	A $244 million increase in Retail acquisitions over 2018.
•	This is partially offset by the cash proceeds from the issuance of long-term debt of $1.5 billion in the first half of 2019 with no issuance in 2018.

In addition, the following business activities had cash impacts:

•	Net cash proceeds from the issuance of commercial paper and short-term debt were $959 million, a decrease of $936 million from 2018.
•	Cash provided by operations was $657 million, an increase of $396 million over 2018. This was primarily due to higher net potash and urea selling prices compared to 2018.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see page 68 of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018 aside from the changes to long-term debt discussed in this MD&A.

Capital Structure & Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the first half of 2019. See page 70 of our 2018 Annual Report for further information.

Short-term Debt

	As at June 30, 2019

Dollars (millions)	Outstanding and committed	Remaining available	Credit limit

Credit facilities [1]	$1,609	$3,931	$5,540

Uncommitted letter of credit facilities	137	148	285

1

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $540 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,367 million of commercial paper and $242 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.6 to 2.8 percent.

In the second quarter of 2019, we terminated our $500 million accounts receivable securitization program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See page 69 of our 2018 Annual Report for information on balances, rates, and maturities for our notes. During the first quarter of 2019, $500 million of our notes matured and were repaid, and an additional $500 million of notes matured and were repaid in the second quarter of 2019. On April 1, 2019, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5%. As of June 30, 2019, we have total lease liabilities outstanding (including current portion) of $977 million. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at July 26, 2019
Common shares	572,871,891
Options to purchase common shares	9,417,557

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Notes 22 and 23 to our 2018 financial statements, supplemented by the discussion under “Principal Debt Instruments” in this MD&A and Notes 7 and 8 to the interim financial statements.

Quarterly Results

	Nutrien						PotashCorp [1]

Dollars (millions) except as otherwise noted	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017

Sales [2]	$8,657	$3,691	$3,725	$3,990	$8,105	$3,666	$1,081	$1,234

Net earnings (loss) from continuing operations	858	41	296	(1,067)	741	(1)	(120)	16

Net earnings from discontinued operations	–	–	2,906	23	675	–	44	37

Net earnings (loss)	858	41	3,202	(1,044)	1,416	(1)	(76)	53

EBITDA [4]	1,781	596	944	(932)	1,507	487	(43)	280

Earnings (loss) per share (EPS) from continuing operations

Basic	1.48	0.07	0.48	(1.74)	1.18	–	(0.14)	0.02

Diluted	1.47	0.07	0.48	(1.74)	1.17	–	(0.14)	0.02

EPS [3]

Basic	1.48	0.07	5.23	(1.70)	2.25	–	(0.09)	0.06

Diluted	1.47	0.07	5.22	(1.70)	2.24	–	(0.09)	0.06

1	Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.
2	Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.
3	From continuing and discontinued operations.
4	See the “Non-IFRS Financial Measures” section of this MD&A.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our vendor prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes in the Second Quarter and First Half of 2019

Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of $1,059 million of these operating leases on the balance sheet.

Related Party Transactions	146-147	See Note 12 to the interim financial statements. There were no significant changes from our 2018 Annual Report.

Market Risks Associated with Financial Instruments	119	See Note 6 to the interim financial statements. There were no significant changes from our 2018 Annual Report.

Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates from those disclosed in our 2018 Annual Report.

Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right-of-use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $70 million in the second quarter and $130 million in the first half, due to replacing operating lease expenses with depreciation and amortization and finance costs.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s updated 2019 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions (including Ruralco Holdings Limited) and divestitures (including expected timing of closing thereof), and the expected synergies associated with the Merger, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully complete, integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook” and on page 62 of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs and trade restrictions), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Tim Mizuno

Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, July 30, 2019 at 10:00 am Eastern Time.

•	Telephone Conference dial-in numbers:
o	From Canada and the US 1-877-702-9274
o	International 1-647-689-5529
o	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.
•	Live Audio Webcast: Visit www.nutrien.com/investors/events

Appendix A - Selected Additional Financial Data

First Half of 2019 Operating Segment Results

Retail

	Six months ended June 30

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$3,313	$3,010	10	$671	$597	12	20	20

Crop protection products	3,030	3,132	(3)	589	649	(9)	19	21

Seed	1,553	1,524	2	259	263	(2)	17	17

Merchandise [2]	252	281	(10)	43	49	(12)	17	17

Services and other	403	425	(5)	287	282	2	71	66

	8,551	8,372	2	$1,849	$1,840	–	22	22

Cost of goods sold [2]	(6,702)	(6,532)	3
Gross margin	1,849	1,840	–
Expenses [3]	(1,320)	(1,209)	9
EBIT	529	631	(16)
Depreciation and amortization	281	245	15
EBITDA	$810	$876	(8)

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Certain immaterial figures have been reclassified or grouped together for the six months ended June 30, 2018.
3	Includes selling expenses of $1,215 million (2018 – $1,180 million).

Potash

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$502	$472	6	1,951	2,284	(15)	$257	$207	24

Offshore	1,042	740	41	4,424	4,020	10	235	184	28

	1,544	1,212	27	6,375	6,304	1	242	192	26

Cost of goods sold	(589)	(553)	7				(92)	(88)	5

Gross margin - manufactured	955	659	45				150	104	44

Gross margin - other [2]	1	–	–	Depreciation and amortization			34	29	17

Gross margin - total	956	659	45	Gross margin excluding depreciation

Expenses [3]	(156)	(129)	21	and amortization - manufactured [4]			184	133	38

EBIT	800	530	51	Potash cash cost of

Depreciation and amortization	214	184	16	product manufactured [4]			59	59	–

EBITDA	$1,014	$714	42

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $1 million) less cost of goods sold of $Nil (2018 – $1 million).
3	Includes provincial mining and other taxes of $154 million (2018 – $110 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

Nitrogen

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Ammonia	$458	$478	(4)	1,685	1,772	(5)	$272	$270	1

Urea	518	466	11	1,616	1,625	(1)	321	287	12

Solutions, nitrates and sulfates	372	367	1	2,085	2,127	(2)	178	173	3

	1,348	1,311	3	5,386	5,524	(2)	250	237	5

Cost of goods sold	(929)	(919)	1				(172)	(166)	4

Gross margin - manufactured	419	392	7				78	71	10

Gross margin - other [3]	41	40	3	Depreciation and amortization			50	40	25

Gross margin - total	460	432	6	Gross margin excluding depreciation

Income (Expenses)	6	(27)	n/m	and amortization - manufactured [4]			128	111	15

EBIT	466	405	15	Ammonia controllable cash cost of

Depreciation and amortization	267	219	22	product manufactured [4]			44	42	5

EBITDA	$733	$624	17

1	Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $295 million (2018 – $270 million) less cost of goods sold of $254 million (2018 – $230 million).

4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

Phosphate

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	$471	$473	–	1,172	1,174	–	$401	$403	–

Industrial and feed	215	204	5	386	412	(6)	556	495	12

	686	677	1	1,558	1,586	(2)	440	427	3

Cost of goods sold	(679)	(628)	8				(436)	(396)	10

Gross margin - manufactured	7	49	(86)				4	31	(87)

Gross margin - other [3]	(3)	(1)	200	Depreciation and amortization			78	55	42

Gross margin - total	4	48	(92)	Gross margin excluding depreciation

Expenses	(20)	(9)	122	and amortization - manufactured [4]			82	86	(5)

EBIT	(16)	39	n/m

Depreciation and amortization	122	88	39

EBITDA	$106	$127	(17)

1	Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3	Includes other phosphate and purchased products and is comprised of net sales of $81 million (2018 – $68 million) less cost of goods sold of $84 million (2018 – $69 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

Selected Retail measures	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Proprietary products margin as a percentage of product line margin

Crop nutrients	23%	23%	23%	23%

Crop protection products	44%	46%	43%	47%

Seed	42%	45%	42%	44%

All Products	29%	32%	28%	31%

Crop nutrients sales volumes (tonnes - thousands)

North America	4,913	4,774	6,052	6,059

International	704	732	1,144	1,150

Total	5,617	5,506	7,196	7,209

Crop nutrients selling price per tonne

North America	$472	$429	$472	$428

International	433	379	397	361

Total	467	423	460	418

Crop nutrients gross margin per tonne

North America	$102	$92	$101	$91

International	56	48	51	43

Total	96	86	93	83

Financial performance measures			2019 Target	2019 Actuals [1]

Retail EBITDA to sales [2]			10%	9%

Retail average working capital to sales [2]			20%	25%

Retail cash operating coverage ratio [2]			60%	63%

Retail normalized comparable store sales [2]				(3%)

Retail EBITDA per US selling location (Thousands of dollars) [2]				$844

1	Rolling four quarters ended June 30, 2019 for all measures other than the Retail normalized comparable store sales.
2	See the “Non-IFRS Financial Measures” section of this MD&A.

Selected Nitrogen measures	Three months ended June 30		Six months ended June 30

	2019	2018	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,882	1,786	2,900	3,048

Industrial and feed	1,265	1,363	2,486	2,476

Net sales (millions of dollars)

Fertilizer	$555	$460	$839	$783

Industrial and feed	247	276	509	528

Net selling price per tonne

Fertilizer	$295	$257	$289	$257

Industrial and feed	196	203	205	213

Production measures	Three months ended June 30		Six months ended June 30

	2019	2018	2019	2018

Potash production (Product Tonnes - thousands)	3,285	3,162	6,784	6,660

Potash shutdown weeks [1]	15	18	16	24

Nitrogen production (Ammonia Tonnes - thousands) [2]	1,599	1,594	3,234	3,274

Ammonia operating rate [3]	91%	90%	92%	93%

Phosphate production (P2O5 Tonnes - thousands) [4]	357	363	750	750

Phosphate P2O5 operating rate [4]	84%	85%	89%	89%

1	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2	All figures are provided on a gross production basis.
3	Excludes Trinidad and Joffre.
4	Excludes Redwater; comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For a reconciliation of the EBITDA amounts disclosed in the “Quarterly Results” section of this MD&A which are not provided below, please refer to the respective news releases for those periods. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, impairment, Merger and related costs and share-based compensation.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three months ended June 30		Six months ended June 30

Dollars (millions)	2019	2018	2019	2018
Net earnings from continuing operations	$858	$741	$899	$740
Finance costs	143	133	266	252
Income tax expense	294	277	306	235
Depreciation and amortization	486	356	906	767
EBITDA	1,781	1,507	2,377	1,994
Merger and related costs	25	15	36	81
Share-based compensation	59	82	116	98
Impairment	–	–	33	–
Adjusted EBITDA	$1,865	$1,604	$2,562	$2,173

Adjusted Net Earnings (and the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended June 30, 2019			Six Months Ended June 30, 2019

Dollars (millions), except per share amounts	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings		$858	$1.47		$899	$1.52

Adjustments:

Merger and related costs	$25	19	0.03	$36	27	0.05

Share-based compensation	59	45	0.08	116	88	0.15

Impairment	–	–	–	33	25	0.04

Adjusted net earnings		$922	$1.58		$1,039	$1.76

Adjusted EBITDA and Adjusted Net Earnings (and the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for our facilities.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three months ended June 30		Six months ended June 30

Dollars (millions)	2019	2018	2019	2018

Cash provided by (used in) operating activities	$1,172	$601	$657	$261

Cash provided by operating activities from discontinued operations	–	(126)	–	(126)

Sustaining capital expenditures	(243)	(250)	(411)	(433)

Changes in non-cash operating working capital	379	708	1,444	1,448

Free cash flow	$1,308	$933	$1,690	$1,150

Potash Cash Cost of Product Manufactured (COPM)

Most directly comparable IFRS financial measure: Cost of goods sold (COGS) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended June 30		Six months ended June 30

Dollars (millions), except per tonne amounts	2019	2018	2019	2018

Total COGS - Potash	$317	$274	$589	$554

Change in inventory	(19)	1	25	37

Other adjustments	(5)	4	(12)	10

COPM	$293	$279	$602	$601

Depreciation and amortization included in COPM	(100)	(96)	(205)	(206)

Cash COPM	$193	$183	$397	$395

Production tonnes (tonnes - thousands)	3,285	3,162	6,784	6,660

Potash cash COPM per tonne	$59	$58	$59	$59

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, as well as the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended June 30		Six months ended June 30

Dollars (millions), except per tonne amounts	2019	2018	2019	2018

Total COGS - Nitrogen	$672	$607	$1,183	$1,149

Depreciation and amortization in COGS	(136)	(85)	(231)	(219)

Cash COGS for products other than ammonia	(383)	(380)	(690)	(676)

Ammonia

Total cash COGS before other adjustments	$153	$142	$262	$254

Other adjustments [1]	(50)	(37)	(33)	(26)

Total cash COPM	$103	$105	$229	$228

Natural gas and steam costs	(68)	(70)	(159)	(158)

Controllable cash COPM	$35	$35	$70	$70

Production tonnes (net tonnes [2] - thousands)	784	823	1,588	1,682

Ammonia controllable cash COPM per tonne	$45	$43	$44	$42

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products less depreciation and amortization per tonne. (Reconciliations are provided in the “Segment Results” section of this MD&A).

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Included are locations owned for more than 12 months.

	Six months ended June 30

Dollars (millions), except percentage amounts	2019		2018

Sales from comparable base

Current period	$8,307		$8,166

Prior period	8,372	[1]	7,947

Comparable store sales (%)	(1%)		3%

Prior period normalized for benchmark prices and foreign exchange rates	8,587	[1]	8,109

Normalized comparable store sales (%)	(3%)		1%

1 Certain immaterial figures have been reclassified for 2018.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
EBITDA	$116	$214	$(26)	$836	$1,140
Sales [1]	2,131	2,017	2,039	6,512	12,699
EBITDA to Sales					9%

1 Certain immaterial figures have been reclassified for Q3 and Q4 of 2018.

Retail Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Average/Total
Working capital	$3,633	$2,312	$3,190	$3,741	$3,219
Sales [1]	2,131	2,017	2,039	6,512	12,699
Average working capital to sales					25%

1 Certain immaterial figures have been reclassified for Q3 and Q4 of 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization and EBIT, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters. Starting in the second quarter of 2019, we no longer adjust for Merger-related adjustments to align with the 2019 target calculations.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
Gross margin	$533	$662	$409	$1,440	$3,044
Depreciation and amortization in cost of goods sold	1	2	2	1	6
Gross margin excluding depreciation and amortization	$534	$664	$411	$1,441	$3,050
EBIT	6	(82)	162	(691)	(605)
Depreciation and amortization	(122)	(132)	(134)	(144)	(532)
Operating expenses excluding depreciation and amortization	$418	$450	$439	$606	$1,913
Cash operating coverage ratio					63%

Retail EBITDA Per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Included are locations owned for more than 12 months.

	Rolling four quarters ended June 30, 2019

Dollars (millions) except as otherwise noted	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
US EBITDA	$44	$121	$ (58)	$672	$779

Adjustments for acquisitions					(12)

US EBITDA adjusted for acquisitions					$767

US selling locations					909
EBITDA per US selling location (thousands of dollars)					$844

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

		2019	2018	2019	2018

			Note 1		Note 1

SALES	Note 2	$8,657	$8,105	$12,348	$11,771

Freight, transportation and distribution		(250)	(214)	(421)	(422)

Cost of goods sold		(6,095)	(5,760)	(8,640)	(8,371)

GROSS MARGIN		2,312	2,131	3,287	2,978

Selling expenses		(690)	(666)	(1,228)	(1,198)

General and administrative expenses		(95)	(97)	(190)	(200)

Provincial mining and other taxes		(96)	(65)	(161)	(113)

Share-based compensation		(59)	(82)	(116)	(98)

Other expenses	Note 3	(77)	(70)	(121)	(142)

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,295	1,151	1,471	1,227

Finance costs		(143)	(133)	(266)	(252)

EARNINGS BEFORE INCOME TAXES		1,152	1,018	1,205	975

Income tax expense	Note 4	(294)	(277)	(306)	(235)

NET EARNINGS FROM CONTINUING OPERATIONS		858	741	899	740

Net earnings from discontinued operations	Note 5	–	675	–	675

NET EARNINGS		$858	$1,416	$899	$1,415

NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Basic		$1.48	$1.18	$1.52	$1.16

Diluted		1.47	1.17	1.52	1.16

NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS

Basic		$–	$1.07	$–	$1.06

Diluted		–	1.07	–	1.06

NET EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS

Basic		$1.48	$2.25	$1.52	$2.22

Diluted		1.47	2.24	1.52	2.22

Weighted average shares outstanding for basic earnings per share (“EPS”)		581,433,000	630,548,000	591,792,000	636,438,000

Weighted average shares outstanding for diluted EPS		582,360,000	631,073,000	592,714,000	636,971,000

(See Notes to the Condensed Consolidated Financial Statements)

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30

(Net of related income taxes)	2019	2018	2019	2018

		Note 1		Note 1

NET EARNINGS	$858	$1,416	$899	$1,415

Other comprehensive (loss) income

Items that will not be reclassified to net earnings:

Net actuarial (loss) gain on defined benefit plans	–	(1)	–	56

Net fair value loss on investments	(24)	(10)	(15)	(93)

Items that have been or may be subsequently reclassified to net earnings:

Gain (loss) on currency translation of foreign operations	16	(97)	35	(138)

Other	(6)	3	(2)	–

OTHER COMPREHENSIVE (LOSS) INCOME	(14)	(105)	18	(175)

COMPREHENSIVE INCOME	$844	$1,311	$917	$1,240

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

		2019	2018	2019	2018

			Note 1		Note 1

OPERATING ACTIVITIES

Net earnings		$858	$1,416	$899	$1,415

Adjustments for:

Depreciation and amortization		486	356	906	767

Share-based compensation		59	82	116	98

Impairment of assets		–	–	33	–

Provision for deferred income tax		150	306	147	298

Gain on sale of investment	Note 5	–	(841)	–	(841)

Other long-term liabilities and miscellaneous		(2)	(10)	–	(28)

Changes in non-cash operating working capital:

Receivables		(1,905)	(1,644)	(2,051)	(1,831)

Inventories		2,207	1,696	698	(5)

Prepaid expenses and other current assets		369	209	824	854

Payables and accrued charges		(1,050)	(969)	(915)	(466)

CASH PROVIDED BY OPERATING ACTIVITIES		1,172	601	657	261

INVESTING ACTIVITIES

Additions to property, plant and equipment		(369)	(323)	(659)	(561)

Business acquisitions, net of cash acquired	Note 10	(2)	(60)	(489)	(245)

Proceeds from disposal of discontinued operations, net of tax	Note 5	45	1,067	55	1,819

Purchase of investments		(96)	(108)	(122)	(108)

Cash acquired in Merger		–	–	–	466

Other		2	10	(14)	11

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(420)	586	(1,229)	1,382

FINANCING ACTIVITIES

Transaction costs on long-term debt		(29)	(15)	(29)	(21)

(Repayment of) proceeds from short-term debt, net		(45)	1,399	959	1,895

Proceeds from long-term debt	Note 8	1,510	–	1,510	–

Repayment of long-term debt	Note 8	(500)	(6)	(1,000)	(6)

Repayment of principal portion of lease liabilities		(63)	–	(116)	–

Dividends paid	Note 9	(256)	(255)	(520)	(460)

Repurchase of common shares	Note 9	(1,132)	(803)	(1,930)	(1,204)

Issuance of common shares	Note 9	15	1	17	2

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(500)	321	(1,109)	206

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(9)	(12)	(17)	(9)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		243	1,496	(1,698)	1,840

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		373	460	2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$616	$1,956	$616	$1,956

Cash and cash equivalents comprised of:

Cash		$378	$595	$378	$595

Short-term investments		238	1,361	238	1,361

		$616	$1,956	$616	$1,956

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		$128	$127	$242	$241

Income taxes paid (received)		70	67	(45)	96

Total cash outflow for leases		88	–	164	–

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

						Note 1

BALANCE – DECEMBER 31, 2018	$16,740	$231	$(7)	$–	$ (251)	$(33)	$(291)	$7,745	$24,425

Net earnings	–	–	–	–	–	–	–	899	899

Other comprehensive (loss) income	–	–	(15)	–	35	(2)	18	–	18

Shares repurchased (Note 9)	(992)	–	–	–	–	–	–	(886)	(1,878)

Dividends declared	–	–	–	–	–	–	–	(244)	(244)

Effect of share-based compensation including issuance of common shares	20	7	–	–	–	–	–	–	27

Transfer of net loss on investment	–	–	3	–	–	–	3	(3)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	4	4	–	4

BALANCE – JUNE 30, 2019	$15,768	$238	$(19)	$–	$(216)	$(31)	$(266)	$7,511	$23,251

BALANCE – DECEMBER 31, 2017	$1,806	$230	$73	$–	$(2)	$(46)	$25	$6,242	$8,303

Merger impact	15,898	7	–	–	–	–	–	(1)	15,904

Net earnings	–	–	–	–	–	–	–	1,415	1,415

Other comprehensive (loss) income	–	–	(93)	56	(138)	–	(175)	–	(175)

Shares repurchased (Note 9)	(685)	(23)	–	–	–	–	–	(561)	(1,269)

Dividends declared	–	–	–	–	–	–	–	(507)	(507)

Effect of share-based compensation including issuance of common shares	5	9	–	–	–	–	–	–	14

Transfer of net actuarial gain on defined benefit plans	–	–	–	(56)	–	–	(56)	56	–

Transfer of net loss on sale of investment (Note 5)	–	–	19	–	–	–	19	(19)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	15	15	–	15

BALANCE – JUNE 30, 2018	$17,024	$223	$(1)	$–	$(140)	$(31)	$(172)	$6,625	$23,700

1	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2	All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		June 30, 2019	December 31, 2018

ASSETS

Current assets

Cash and cash equivalents		$616	$2,314

Receivables		5,200	3,342

Inventories		4,346	4,917

Prepaid expenses and other current assets		383	1,089

		10,545	11,662

Non-current assets

Property, plant and equipment		19,840	18,796

Goodwill		11,716	11,431

Other intangible assets		2,291	2,210

Investments	Note 10	796	878

Other assets		518	525

TOTAL ASSETS		$45,706	$45,502

LIABILITIES

Current liabilities

Short-term debt	Note 7	$1,609	$629

Current portion of long-term debt	Note 8	711	1,003

Payables and accrued charges		5,483	6,703

		7,803	8,335

Non-current liabilities

Long-term debt	Note 8	9,328	7,591

Deferred income tax liabilities	Note 4	3,082	2,907

Pension and other post-retirement benefit liabilities		420	395

Asset retirement obligations and accrued environmental costs		1,657	1,673

Other non-current liabilities		165	176

TOTAL LIABILITIES		22,455	21,077

SHAREHOLDERS’ EQUITY

Share capital	Note 9	15,768	16,740

Contributed surplus		238	231

Accumulated other comprehensive loss		(266)	(291)

Retained earnings		7,511	7,745

TOTAL SHAREHOLDERS’ EQUITY		23,251	24,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$45,706	$45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2019

Note 1  Basis of Presentation

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 2 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, and resulted in an increase to property, plant and equipment and long-term debt of approximately $1 billion at January 1, 2019. Other impacts from adoption of IFRS 16 are disclosed in Note 13 of Nutrien’s first quarter 2019 unaudited condensed consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings, comprehensive income, cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on July 29, 2019.

Note 2  Segment Information

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated. For the three months ended June 30, 2018, Nitrogen reflected increases of $33, $18 and $18 in sales, gross margin and EBITDA, respectively, and for the six months ended June 30, 2018, Nitrogen reflected increases of $60, $23 and $28 in sales, gross margin and EBITDA, respectively, as well as $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	$6,503	$873	$857	$424	$–	$–	$8,657

– intersegment	9	47	235	60	–	(351)	–

Sales – total	6,512	920	1,092	484	–	(351)	8,657

Freight, transportation and distribution	–	(72)	(126)	(66)	–	14	(250)

Net sales	6,512	848	966	418	–	(337)

Cost of goods sold	(5,072)	(317)	(672)	(428)	–	394	(6,095)

Gross margin	1,440	531	294	(10)	–	57	2,312

Selling expenses	(683)	(1)	(7)	(2)	3	–	(690)

General and administrative expenses	(27)	–	(5)	(1)	(62)	–	(95)

Provincial mining and other taxes	–	(91)	–	(1)	(4)	–	(96)

Share-based compensation	–	–	–	–	(59)	–	(59)

Other (expenses) income	(39)	–	23	(10)	(51)	–	(77)

Earnings (loss) before finance costs and income taxes	691	439	305	(24)	(173)	57	1,295

Depreciation and amortization	145	114	154	62	11	–	486

EBITDA [1]	$836	$553	$459	$38	$(162)	$57	$1,781

Assets – at June 30, 2019	$19,340	$11,853	$10,828	$2,265	$1,756	$(336)	$45,706

1

Consolidated EBITDA is a non-IFRS measure calculated as net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. As a valuation measurement, EBITDA excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations, and is used as a measure of the Company’s ability to service debt and to meet other payment obligations. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

	Three Months Ended June 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	$6,291	$666	$801	$347	$–	$–	$8,105

– intersegment	11	50	201	66	–	(328)	–

Sales – total	6,302	716	1,002	413	–	(328)	8,105

Freight, transportation and distribution	–	(78)	(116)	(49)	–	29	(214)

Net sales	6,302	638	886	364	–	(299)

Cost of goods sold	(4,870)	(274)	(607)	(340)	–	331	(5,760)

Gross margin	1,432	364	279	24	–	32	2,131

Selling expenses	(657)	(3)	(8)	(2)	4	–	(666)

General and administrative expenses	(25)	(2)	(4)	(1)	(65)	–	(97)

Provincial mining and other taxes	–	(62)	(1)	(1)	(1)	–	(65)

Share-based compensation	–	–	–	–	(82)	–	(82)

Other income (expenses)	14	(4)	2	1	(83)	–	(70)

Earnings (loss) before finance costs and income taxes	764	293	268	21	(227)	32	1,151

Depreciation and amortization	122	93	85	42	14	–	356

EBITDA	$886	$386	$353	$63	$(213)	$32	$1,507

Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	$8,533	$1,580	$1,469	$766	$–	$–	$12,348

– intersegment	18	110	372	117	–	(617)	–

Sales – total	8,551	1,690	1,841	883	–	(617)	12,348

Freight, transportation and distribution	–	(145)	(198)	(116)	–	38	(421)

Net sales	8,551	1,545	1,643	767	–	(579)

Cost of goods sold	(6,702)	(589)	(1,183)	(763)	–	597	(8,640)

Gross margin	1,849	956	460	4	–	18	3,287

Selling expenses	(1,215)	(5)	(14)	(3)	9	–	(1,228)

General and administrative expenses	(54)	–	(7)	(3)	(126)	–	(190)

Provincial mining and other taxes	–	(154)	(1)	(1)	(5)	–	(161)

Share-based compensation	–	–	–	–	(116)	–	(116)

Other (expenses) income	(51)	3	28	(13)	(88)	–	(121)

Earnings (loss) before finance costs and income taxes	529	800	466	(16)	(326)	18	1,471

Depreciation and amortization	281	214	267	122	22	–	906

EBITDA	$810	$1,014	$733	$106	$(304)	$18	$2,377

Assets – at June 30, 2019	$19,340	$11,853	$10,828	$2,265	$1,756	$(336)	$45,706

	Six Months Ended June 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	$8,350	$1,268	$1,437	$716	$–	$–	$11,771

– intersegment	22	118	338	132	–	(610)	–

Sales – total	8,372	1,386	1,775	848	–	(610)	11,771

Freight, transportation and distribution	–	(173)	(194)	(103)	–	48	(422)

Net sales	8,372	1,213	1,581	745	–	(562)

Cost of goods sold	(6,532)	(554)	(1,149)	(697)	–	561	(8,371)

Gross margin	1,840	659	432	48	–	(1)	2,978

Selling expenses	(1,180)	(6)	(16)	(5)	9	–	(1,198)

General and administrative expenses	(48)	(5)	(10)	(4)	(133)	–	(200)

Provincial mining and other taxes	–	(110)	(1)	(1)	(1)	–	(113)

Share-based compensation	–	–	–	–	(98)	–	(98)

Other income (expenses)	19	(8)	–	1	(154)	–	(142)

Earnings (loss) before finance costs and income taxes	631	530	405	39	(377)	(1)	1,227

Depreciation and amortization	245	184	219	88	31	–	767

EBITDA	$876	$714	$624	$127	$(346)	$(1)	$1,994

Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Retail sales by product line

Crop nutrients	$2,626	$2,326	$3,313	$3,010

Crop protection products	2,286	2,358	3,030	3,132

Seed	1,197	1,183	1,553	1,524

Merchandise	144	161	252	281

Services and other	259	274	403	425

	$6,512	$6,302	$8,551	$8,372

Potash sales by geography

Manufactured Product

North America	$329	$300	$647	$645

Offshore [1]	591	416	1,042	740

Other potash and purchased products	–	–	1	1

	$920	$716	$1,690	$1,386

Nitrogen sales by product line [2]

Manufactured Product

Ammonia	$354	$322	$541	$558

Urea	331	281	562	513

Solutions, nitrates and sulfates	229	238	420	413

Other nitrogen and purchased products	178	161	318	291

	$1,092	$1,002	$1,841	$1,775

Phosphate sales by product line [2]

Manufactured Product

Fertilizer	$307	$265	$547	$541

Industrial and feed	116	108	240	226

Other phosphate and purchased products	61	40	96	81

	$484	$413	$883	$848

1	Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 12).
2	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 3  Other Expenses

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Earnings of equity-accounted investees	$30	$4	$47	$11

Merger and related costs	(25)	(15)	(36)	(81)

Foreign exchange (loss) gain	(5)	–	(12)	2

Impairment of assets [1]	–	–	(33)	–

Other expenses	(77)	(59)	(87)	(74)

	$(77)	$(70)	$(121)	$(142)

1	During the six months ended June 30, 2019, the Company impaired certain intangible assets.

Unaudited	In millions of US dollars except as otherwise noted

Note 4  Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings from continuing operations for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30

Income Tax Related to Continuing Operations	2019	2018	2019	2018

Income tax expense	$(294)	$(277)	$(306)	$(235)

Actual effective tax rate on earnings from continuing operations	26%	27%	25%	24%

Actual effective tax rate including discrete items	26%	27%	25%	24%

Discrete tax adjustments that impacted the tax rate	$11	$(1)	$(4)	$2

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

		As at	As at

Income Tax Assets (Liabilities)	Balance Sheet Location	June 30, 2019	December 31, 2018
Current income tax assets

Current	Receivables	$46	$248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	240	216

Total income tax assets		$322	$500

Current income tax liabilities

Current	Payables and accrued charges	$(44)	$(47)

Non-current	Other non-current liabilities	(42)	(64)

Deferred income tax liabilities	Deferred income tax liabilities	(3,082)	(2,907)

Total income tax liabilities		$(3,168)	$(3,018)

Note 5  Discontinued Operations

During the three and six months ended June 30, 2019, there were no discontinued operations.

In 2018, the Company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Israel Chemical Ltd. (“ICL”) and Arab Potash Company (“APC”) were presented as discontinued operations. During the six months ended June 30, 2018, the Company sold its investments in ICL, a portion of its investment in SQM and its Conda Phosphate operations for proceeds, net of commissions, of $1,061, $685 and $73, respectively.

Net earnings from discontinued operations were comprised of:

Three and Six Months Ended June 30, 2018

Gain on disposal of investment in SQM	$841

Dividend income of SQM, APC and ICL [1]	126

Income tax expense [2]	(292)

Net earnings from discontinued operations	$675

1	Dividend income is included in cash provided by operating activities on the condensed consolidated statements of cash flows.

2

For 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $37 relating to earnings from discontinued operations.

Note 6 Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

Unaudited	In millions of US dollars except as otherwise noted

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

	June 30, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	$616	$–	$616	$2,314	$–	$2,314

Derivative instrument assets	6	–	6	5	–	5

Other current financial assets - marketable securities [2]	168	22	146	97	12	85

Investments at FVTOCI [3]	170	170	–	186	186	–

Derivative instrument liabilities	(54)	–	(54)	(71)	–	(71)

Amortized cost

Current portion of long-term debt

Senior notes and debentures [4]	$(493)	$(509)	$–	$(995)	$–	$(1,009)

Fixed and floating rate debt	(10)	–	(10)	(8)	–	(8)

Long-term debt

Senior notes and debentures [4]	(8,534)	(4,640)	(4,178)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(24)	–	(24)	(22)	–	(22)

1

Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During the period ended June 30, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company’s policy is to recognize transfers at the end of the reporting period.

2

Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3	Investments at FVTOCI are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4	Carrying amount of liability includes net unamortized debt issue costs.

Note 7  Short-Term Debt

During the three months ended June 30, 2019, the Company terminated its $500 accounts receivable securitization program. There were no loan drawdowns made under this program in 2019.

Note 8  Long-Term Debt

In April 2019, the Company issued $750 aggregate principal amount of 4.200 percent senior notes due April 1, 2029 and $750 aggregate principal amount of 5.000 percent senior notes due April 1, 2049 (together, the “Senior Notes”). The Senior Notes are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of Senior Notes is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

During the six months ended June 30, 2019, the Company repaid $500 aggregate principal amount of 6.750 percent debentures that matured on January 15, 2019 and $500 aggregate principal amount of 6.500 percent senior notes that matured on May 15, 2019.

Note 9  Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	$16,740

Issued under option plans and share-settled plans	397,889	20

Repurchased	(36,066,766)	(992)

Balance – June 30, 2019	572,866,600	$15,768

Unaudited	In millions of US dollars except as otherwise noted

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1	On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to eight percent of the Company’s outstanding common shares.

2

The normal course issuer bid permits the repurchase of up to five percent of the Company’s outstanding common shares and can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or the Company otherwise decides not to make any further repurchases.

Purchases under the 2019 normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements. The Company purchased the maximum authorized amount under the 2019 normal course issuer bid by June 30, 2019.

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Common shares repurchased for cancellation	20,590,564	15,616,536	36,066,766	24,938,123

Average price per share	$52.27	$52.00	$52.07	$50.88

Total Cost	$1,076	$812	$1,878	$1,269

Repurchase resulting in a reduction of:

Share capital	$566	$429	$992	$685

Contributed surplus [1]	–	–	–	23

Retained earnings [1]	510	383	886	561

1	The excess of net cost over the average book value of the shares.

Dividends declared

The Company declared dividends per share of $0.43 (2018 - $0.40) during the three months ended June 30, 2019, payable on July 18, 2019 to shareholders of record on June 28, 2019, and $0.43 (2018 - $0.80) during the six months ended June 30, 2019.

On May 27, 2019, the Company announced an increase in the expected quarterly dividend from $0.43 per share to $0.45 per share commencing with the quarterly dividend having a record date at the end of the third quarter of 2019 and until otherwise determined by the Board of Directors.

Note 10  Business Acquisitions

During the first half of 2019, the Retail segment acquired 46 Retail locations in North and South America and Australia, which included companies operating within the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the Company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact. The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed.

Unaudited	In millions of US dollars except as otherwise noted

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

June 30, 2019

Current assets	$222

Property, plant and equipment	111

Goodwill [1]	277

Other intangible assets	161

Current liabilities	(136)

Long-term debt, including current portion	(36)

Other non-current liabilities	(10)

Total consideration	$589

Previously held equity-accounted interest in Agrichem [2]	(100)

Total consideration, net of cash and cash equivalents acquired	$489

1

Goodwill was calculated as the excess of fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

2

In the first half of 2019, the Company acquired the remaining 20 percent interest in Agrichem, a fertilizer producer and marketer located in Brazil, making it a wholly owned consolidated subsidiary. Prior to this acquisition, the Company held an 80 percent ownership interest in Agrichem, and under a contractual agreement, had joint control with the other shareholder of Agrichem. At the date of acquisition of the remaining 20 percent interest, the Company ceased equity accounting for its investment in Agrichem.

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019

Financial information related to business acquisitions [1]

Sales from date of acquisitions	$156	$168

Net earnings from continuing operations before income taxes from date of acquisitions	$6	$2

1

Estimated annual sales and earnings before finance costs, income taxes and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $420 and $70, respectively.

In the first quarter of 2019, the Company announced an agreement to acquire Ruralco Holdings Limited (“Ruralco”), an agriservices business in Australia with more than 500 operating locations, for an estimated purchase price of AUD$469. Closing of the transaction is subject to customary conditions, including Ruralco shareholder approval and regulatory approval from the Australia Competition and Consumer Commission and the Australian Foreign Investment Review Board, and is expected to be completed in the second half of 2019.

Note 11  Seasonality

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Note 12  Related Party Transactions

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended June 30, 2019 were $591 (2018 – $416) and the six months ended June 30, 2019 were $1,042 (2018 – $740). At June 30, 2019, $332 (December 31, 2018 – $208) was owing from Canpotex.